Exhibit 99.12

LEHMAN BROTHERS

Private & Confidential

The Directors

Groupe Eurotunnel SA

19, Boulevard Malesherbes

75008

Paris

3 April 2007

Dear Sirs

Groupe Eurotunnel SA’s offer for Eurotunnel units (each unit comprising one share of Eurotunnel SA and one share of Eurotunnel P.L.C.) (the Offer)

We refer to the offer document to be published in connection with the Offer (the Offer Document), a copy of which is attached to this letter. We hereby consent to the publication of the Offer Document with the inclusion of the references to our name in the form and context in which they appear.

Yours faithfully

/s/ Emmanuel Hibou
Emmanuel Hibou

Lehman Brothers Europe Limited